Prairie Operating Co.

55 Waugh Drive, Suite 400

Houston, Texas 77007

December 10, 2024

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 22, 2024

File No. 333-282730

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2024, with respect to the Amendment to the Company’s Registration Statement on Form S-3, File No. 333-282730, filed with the Commission on November 22, 2024 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 1 to Form S-3 filed November 22, 2024

Documents Incorporated by Reference, page 1

1.	We refer you to exhibits 99.5 and 99.7 to the Form 8-K filed on October 4, 2024. Please update to provide the unaudited interim financial statements for Nickel Road Operating LLC and the unaudited pro forma condensed combined financial information for Prairie Operating Co. and Nickel Road Operating LLC as of and for the nine months ended September 30, 2024. Please ensure that the terms of the NRO agreement that were amended on August 15, 2024 are reflected in your pro forma adjustments.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that the unaudited interim financial statements for Nickel Road Operating LLC (“NRO”) and the unaudited pro forma condensed combined financial information for the Company and NRO as of and for the nine months ended September 30, 2024, were filed on November 27, 2024, on the Company’s Current Report on Form 8-K. We advise the Staff that the pro forma adjustments reflect, as applicable, the asset purchase agreement by and among the Company, Prairie Operating Co., LLC, NRO and Nickel Road Development LLC, dated January 11, 2024, as amended August 15, 2024. We further advise the Staff that we have revised the Documents Incorporated by Reference sections in each resale prospectus in Amendment No. 2 to the Registration Statement in response to the Staff’s comments.

Securities and Exchange Commission

December 10, 2024

General

2.	We note your response to prior comment 6 and re-issue it in part. Please revise the cover page for the resale prospectus registering the offer and sale of up to 4,198,343 shares of common stock by YA II PN, LTD., to clarify that you are registering (i) up to 100,000 shares of common stock issued to YA as a commitment fee and (ii) up to 4,098,343 shares of common stock (a) issuable pursuant to or in connection with the Standby Equity Purchase Agreement, dated September 30, 2024, between the Company and YA, subject to the satisfaction of the conditions set forth therein, and (b) issuable upon the conversion of the convertible promissory note issued on September 30, 2024 in the original principal amount of $15.0 million.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the cover page of the resale prospectus with respect to the registration of the offer and sale of up to 4,198,343 shares of common stock in Amendment No. 2 to the Registration Statement in response to the Staff’s comments.

3.	We note your response to prior comment 7 and disclosure that the warrants “will be exercisable at any time until September 30, 2029, at an exercise price of $8.89, as may be adjusted pursuant to the terms of such warrants, in accordance with the terms of a subordinated promissory note.” Please revise your Description of Securities to include the material terms of the warrants, including the provisions for changes to or adjustments in the exercise price and minimum price. Refer to Item 202(c) of Regulation S-K. In addition, please file the warrant as an exhibit to your registration statement. In this regard, we note that the Form of Warrant has been omitted from the Subordinated Note filed as Exhibit 10.5.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the Description of Securities on page 13 of the resale prospectus with respect to the registration of the offer and sale of up to 2,968,592 shares of common stock issuable upon the exercise of warrants, the form of which is attached as Exhibit 4.5 of Amendment No. 2 to the Registration Statement in response to the Staff’s comments.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

PRAIRIE OPERATING CO.

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Chief Executive Officer

Enclosures

cc:

T. Mark Kelly, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.